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                                      FILED BY NORTHROP GRUMMAN CORPORATION
                                      PURSUANT TO RULE 425 UNDER THE SECURITIES
                                      ACT OF 1933 AND DEEMED FILED PURSUANT TO
                                      RULE 14d-2 OF THE SECURITIES EXCHANGE ACT
                                      OF 1934
                                      SUBJECT COMPANY: NEWPORT NEWS
                                      SHIPBUILDING INC.
                                      COMMISSION FILE NO.: 1-12385

On January 25, 2002, Newport News Shipbuilding Inc., a Delaware corporation and a wholly owned subsidiary of Northrop Grumman Corporation ("Newport News"), mailed the following notice of merger to the remaining holders of stock certificates which had formerly represented shares of Newport News prior to the merger of Newport News with and into Purchaser Corp. I, a subsidiary of Northrop Grumman Corporation, which was consummated on January 18, 2002.

                               Notice of Merger
                                      of
                        Newport News Shipbuilding Inc.
                                     into
                               Purchaser Corp. I
                         a Wholly Owned Subsidiary of
                         Northrop Grumman Corporation

To the Persons who were Record Holders of Common Stock of Newport News Shipbuilding Inc.
  Immediately Prior to the Merger Referred to Below:

   NOTICE IS HEREBY GIVEN that the merger (the "Merger") of Newport News Shipbuilding Inc., a Delaware corporation ("Newport News"), with and into Purchaser Corp. I, a Delaware corporation (the "Purchaser" and referred to with respect to the period following the Merger as the "Surviving Corporation"), became effective on January 18, 2002 (the "Effective Time"). Immediately prior to the Effective Time, Northrop Grumman Corporation, a Delaware corporation ("Northrop Grumman"), through the Purchaser, its wholly owned subsidiary, owned approximately 80.7% of the outstanding shares of Common Stock, par value $0.01 per share, including the associated preferred stock purchase rights (the "Shares"), of Newport News. Under applicable Delaware law, the affirmative vote of the holders of a majority of all outstanding Shares at a special meeting of stockholders was required to adopt the merger agreement. At the special meeting, the holders of a majority of all of the outstanding Shares voted to adopt the merger agreement. As a result of the Merger, Newport News ceased to exist as a corporation and all of the business, assets, liabilities and obligations of Newport News were merged into the Purchaser. Concurrent with the Merger, the name of the Surviving Corporation was changed to Newport News Shipbuilding Inc.

   Pursuant to the terms of the Merger, Newport News shareholders had the right to elect to receive for each of their Shares either 0.7193 shares of Northrop Grumman common stock, par value $1.00 per share, or $67.50 in cash (subject to the proration procedures and limitations described in the Information Statement/Prospectus, dated December 13, 2001). Because both the share consideration and the cash consideration available for the Merger were under-elected, all Shares not surrendered in connection with the Merger (the "Remaining Shares") have been converted into the right to receive $51.14 in cash and 0.1743 shares of Northrop Grumman common stock per Share (the "Final Merger Consideration"). TO RECEIVE PAYMENT OF THE FINAL MERGER CONSIDERATION HOLDERS MUST COMPLETE THE ENCLOSED LETTER OF TRANSMITTAL (OR A FACSIMILE COPY THEREOF) AND MUST PRESENT THE LETTER OF TRANSMITTAL AND THE STOCK CERTIFICATES WHICH HAD FORMERLY REPRESENTED THE REMAINING SHARES TO MELLON INVESTOR SERVICES LLC, THE EXCHANGE AGENT, EITHER BY HAND OR TRANSMITTED BY FACSIMILE TRANSMISSION OR UNITED STATES MAIL, OVERNIGHT DELIVERY OR HAND DELIVERY AS
FOLLOWS:

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                         MELLON INVESTOR SERVICES LLC

           By Mail                 By Overnight Delivery           By Hand Delivery
Mellon Investor Services LLC   Mellon Investor Services LLC   Mellon Investor Services LLC
  Reorganization Department      Reorganization Department     Reorganization Department
        P.O. Box 3301                85 Challenger Road              120 Broadway
  South Hackensack, NJ 07606         Mail Stop - Reorg.               13th Floor
                                 Ridgefield Park, NJ 07660        New York, NY 10271


   Do not send your certificates for the Remaining Shares to Newport News. We urge you to deliver your certificates to the Exchange Agent as soon as possible. Payment for the Remaining Shares will not be mailed until your certificates have been surrendered and no interest will be paid on the cash to be received.

   Additional copies of this Notice of Merger, the Information
Statement/Prospectus and the related Letter of Transmittal may be obtained from the Exchange Agent at any of its addresses set forth above.

                                    NEWPORT NEWS SHIPBUILDING INC.

January 25, 2002